UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Ichigo Fudousan Toushi Houjin

(Name of Subject Company)

Ichigo Real Estate Investment Corporation

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

FC Residential Investment Corporation

(Name of Person(s) Furnishing Form)

Investment Unit

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

FC Residential Investment Corporation

Attn.: Tomoya Osawa

Title: Senior Associate

Fund Creation REIT Advisers Co., Ltd.

Roppongi Hills Keyakizaka Terrace 6F

6-15-1 Roppongi, Minato-ku

Tokyo 106-0032, Japan

(phone number: +81-3-5413-5343)

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following documents are attached as exhibits to this Form:

Exhibit number	Description

1.	English translation of a press release dated August 8, 2011 of FC Residential Investment Corporation (“FCR”) and Ichigo Real Estate Investment Corporation (“Ichigo REIT”) announcing the execution of a merger agreement between FCR and Ichigo REIT.[1]

2.	English translation of a press release dated August 8, 2011 of FCR regarding the change in parent company of Fund Creation REIT Advisors Co., Ltd., the asset management company.[1]

3.	English translation of a press release dated August 8, 2011 of FCR regarding the unit split.[1]

4.	English translation of presentation slides dated August 9, 2011 of FCR and Ichigo REIT Management Co., Ltd. regarding the merger.

(b)	Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translations of the press releases included as Exhibits 1, 2 and 3.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

FC Residential Investment Corporation is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

[1]	Previously furnished to the Commission as part of Form CB on August 8, 2011.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FC Residential Investment Corporation

By:	/s/ Yoshihiro Takatsuka
Name: Yoshihiro Takatsuka
Title: Executive Director

Date: August 9, 2011